Exhibit 99.3

First Amendment (the “Amendment”)
to the
bluebird bio, Inc. 2021 Inducement Plan

WHEREAS, bluebird bio, Inc., a U.S. corporation incorporated under the laws of the state of Delaware (the “Company”), maintains and operates the bluebird bio, Inc. 2021 Inducement Plan (the “Inducement Plan”), which was previously adopted by the Board of Directors of the Company (“Board”) on May 18, 2021;

WHEREAS, the Board believes that the number of shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), remaining available for issuance under the Inducement Plan has become insufficient for the Company’s future needs under the Inducement Plan;

WHEREAS, Section 16 of the Inducement Plan provides that the Board may amend the Inducement Plan at any time, subject to certain conditions set forth therein; and

WHEREAS, the Board has determined that it is in the best interests of the Company to amend the Inducement Plan to increase the aggregate number of shares of Common Stock available for issuance under the Inducement Plan from 600,000 shares to 1,250,000 shares.

NOW THEREFORE, the Inducement Plan be, and it is hereby amended as follows:

1.Amendment of the Inducement Plan to Increase Shares. By deleting the current first sentence of Section 3(a) of the Inducement Plan in its entirety and substituting the following sentence in lieu thereof:

“The maximum number of shares of Stock reserved and available for issuance under the Plan shall be one million two hundred fifty thousand (1,250,000) shares, subject to adjustment as provided in this Section 3.”

2.Effective Date of the Amendment. This Amendment to the Inducement Plan shall become effective upon the date that it is approved by the Board.

3.Other Provisions. Except as set forth above, all other provisions of the Inducement Plan shall remain unchanged.

ADOPTED BY THE BOARD OF DIRECTORS: March 2, 2022

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